FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 17, 2005

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Material Change Report of the Company filed in Canadian jurisdictions on November 17, 2005 announcing that the interim results of the Company's BLP25 Liposome Vaccine (L-BLP25) Phase 2 Study indicates no safety concerns with the reformulated vaccine to be used in the future	3

Press Release of the Company dated November 17, 2005 relating to the same issue discussed in the Material Change Report above	5

Signature	7

BIOMIRA INC.
Material Change Report

1.	Name and Address of Company

Biomira Inc. ("Biomira")
2011 - 94 Street
Edmonton, Alberta T6N 1H1

2.	Date of Material Change

November 17, 2005

3.	News Release

Biomira issued a news release on Canada NewsWire on November 17, 2005.

4.	Summary of Material Change

On November 17, 2005, Biomira announced the interim results of a phase 2 non-small cell lung cancer single-arm, multi-centre, open label study of BLP25 Liposome Vaccine (L-BLP25) showing that the new formulation of the vaccine is not different from the previous formulation from a safety perspective. The reformulated vaccine incorporated manufacturing changes intended to secure the future commercial supply of the vaccine.

5.	Full Description of Material Change

On November 17, 2005, Biomira announced the interim results of a phase 2 non-small cell lung cancer single-arm, multi-centre, open label study of L-BLP25 showing that the new formulation of the vaccine is not different from the previous formulation from a safety perspective. The reformulated vaccine incorporated manufacturing changes intended to secure the future commercial supply of the vaccine.

Though not a head-to-head comparison, the phase 2 trial compared the new formulation of L-BLP25 to the formulation used in the phase 2b trial, which was completed in 2004. A comparison of baseline and post-four vaccination laboratory tests for each trial, and between trials was conducted. For the majority of patients in both trials, the laboratory results were within the normal range for both time points. Also examined, for the same time frame, were adverse events, and injection site reactions. Although the two trials have slightly different patient populations and different sample sizes, based on the information reviewed, there is no clinical rationale to indicate that the two vaccine formulations are different from a safety perspective. The new formulation incorporated manufacturing changes intended to secure the future commercial supply of the vaccine.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor
Vice-President Finance & Administration
Biomira Inc.
2011 - 94 Street
Edmonton, Alberta T6N 1H1
Telephone: (780) 450-3761

DATED at Edmonton, Alberta, effective this 17th day of November, 2005.

BIOMIRA INC.

By:	/s/ Ronald J. Helmhold
Ronald J. Helmhold
Vice-President Treasury & Financial Operations

NEWS RELEASE
FOR IMMEDIATE RELEASE

BLP25 LIPOSOME VACCINE PHASE 2 STUDY INTERIM RESULTS INDICATE NO SAFETY CONCERNS WITH REFORMULATED VACCINE

EDMONTON, ALBERTA, CANADA — November 17, 2005 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced the interim results of a phase 2 non-small cell lung cancer (NSCLC) single-arm, multi-centre, open label study of BLP25 Liposome Vaccine (L-BLP25) showing that the new formulation of the vaccine is not different from the previous formulation from a safety perspective. The reformulated vaccine incorporated manufacturing changes intended to secure the future commercial supply of the vaccine.

Though not a head-to-head comparison, the phase 2 trial compared the new formulation of L-BLP25 to the formulation used in the phase 2b trial, which was completed in 2004. A comparison of baseline and post-four vaccination laboratory tests for each trial, and between trials was conducted. For the majority of patients in both trials, the laboratory results were within the normal range for both time points. Also examined, for the same time frame, were adverse events, and injection site reactions. Although the two trials have slightly different patient populations and different sample sizes, based on the information reviewed, there is no clinical rationale to indicate that the two vaccine formulations are different from a safety perspective. The new formulation incorporated manufacturing changes intended to secure the future commercial supply of the vaccine.

In October, Biomira and Merck KGaA of Darmstadt, Germany announced that follow-up of patients enrolled in the phase 2b trial had determined a median survival for the vaccinated subset of Stage IIIB locoregional patients of 30.6 months compared to 13.3 months observed for the same stage patients who did not receive the vaccine, a difference of 17.3 months.

Tests to resolve a contract manufacturing stability issue are ongoing, with results expected in the first quarter of 2006.

The Companies
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Merck is a global pharmaceutical and chemical company with sales of EUR 5.9 billion in 2004, a history that began in 1668, and a future shaped by 28,600 employees in 54 countries. Its success is characterized by innovations from entrepreneurial employees. Merck's operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 73 per cent interest and free shareholders own the remaining 27 per

-more-

cent. The former U.S. subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas -- monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

EMD Pharmaceuticals Inc., the U.S. affiliate of Merck KGaA, is a fully integrated pharmaceutical company with an initial emphasis on launching new products in oncology. Located in Durham, N.C., EMD focuses on meeting patient and physician needs with pioneering pharmaceutical products and services.

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing, duration and results of clinical trials, trial reviews and analyses and regulatory reviews, the safety and efficacy of the product, the ability to retain collaborative partners and the ability to secure and manufacture vaccine supplies and the resolution of a recent manufacturing problem by an outside vendor of the vaccine. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct or that the Company will have sufficient resources to fund clinical trials. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Biomira Company Contacts:

Media Relations	Investor Relations
Bill Wickson	Jane Tulloch
Manager, Public Relations	Director, Investor Relations
(780) 490-2818	(780) 490-2812

U.S. Media Contact:	U.S. Investor Contact:
Jonathan Birt	John Capodanno
Financial Dynamics	Financial Dynamics
212-850-5634	212-850-5705
jbirt@fd-us.com	jcapodanno@fd-us.com

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: November 17, 2005	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration
and Chief Financial Officer